SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 7

National Interstate Corporation
(Name of Issuer)

Common Shares, Par Value $0.01 Per Common Share
(Title of Class of Securities)

63654U 100
(CUSIP Number)

Vito C. Peraino
Senior Vice President and General Counsel
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202
                (513) 369-5611
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2016
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great American Insurance Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON* IC

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends Amendment No. 6 to Schedule 13D (“Amendment No. 6”) which was filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2016.  Amendment No. 6 amended Amendment No. 5 to Schedule 13D (“Amendment No. 5”) which was filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2015 which Amendment No. 5 amended and restated in its entirety the Schedule 13D originally filed by American Financial Group, Inc. an Ohio corporation (“AFG”), with the Securities and Exchange Commission (the “SEC”) on February 5, 2014 with respect to the common shares, par value $0.01 per share (the “Common Shares”), of National Interstate Corporation, an Ohio corporation (the “Issuer”).  The Common Shares beneficially owned by AFG are owned of record by Great American Insurance Company (“Great American”), an Ohio corporation and wholly-owned subsidiary of AFG.  AFG and Great American are collectively referred to in this Amendment as the “Reporting Persons.”

Except as set forth below, all previous Items are unchanged.

Item 3.  Source of Funds

Item 3 of Schedule 13D is amended by replacing the last paragraph of such Item with the following:

The Reporting Persons estimate the aggregate consideration that would be required to acquire the Common Shares in the proposed transaction described in Item 4 would be approximately $300 million.  The Common Shares that would be acquired in connection with the proposed transaction would be purchased with cash on hand, available borrowings and/or new debt financings.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is amended by adding the following:

On June 24, 2016, Great American increased the price of its March 7, 2016 proposal to acquire all of the outstanding Common Shares not currently owned by Great American for $30.00 per share in cash by $0.75 to $30.75 per share in cash.  The increase was delivered by Joseph E. (Jeff) Consolino, Executive Vice President of AFG, during discussions with representatives of the special committee of the Issuer.  The proposed transaction will not be subject to a financing condition.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 27, 2016

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Vito C. Peraino
Vito C. Peraino
Senior Vice President and General Counsel

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Sue A. Erhart
Sue A. Erhart
Senior Vice President and General Counsel